Exhibit 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the six months ended October 28, 2011 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 29, 2011, April 30, 2010, April 24, 2009, April 25, 2008, and April 27, 2007 was computed based on Medtronic’s historical consolidated financial information.

	Six months ended October 28, 2011	Year ended April 29, 2011	Year ended April 30, 2010	Year ended April 24, 2009	Year ended April 25, 2008	Year ended April 27, 2007
Earnings:
Net earnings	$1,692	$3,096	$3,099	$2,070	$2,138	$2,703
Income taxes	383	627	870	370	602	658
Minority interest loss/(income)	4	8	7	1	—	—
Capitalized interest (1)	(2)	(4)	(4)	(5)	(10)	(3)

	$2,077	$3,727	$3,972	$2,436	$2,730	$3,358

Fixed Charges:
Interest expense (2)	$162	$450	$402	$371	$400	$383
Capitalized interest (1)	2	4	4	5	10	3
Amortization of debt issuance costs (3)	8	14	11	15	15	17
Rent interest factor (4)	26	44	46	45	41	34

	$198	$512	$463	$436	$466	$437

Earnings before income taxes and fixed charges	$2,275	$4,239	$4,435	$2,872	$3,196	$3,795

Ratio of earnings to fixed charges	11	8	10	7	7	9

(1)	Capitalized interest relates to construction projects in process.
(2)	Interest expense consists of interest on indebtedness.
(3)	Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 8 to the condensed consolidated financial statements in our annual report on Form 10-K for fiscal year ended April 29, 2011 for further information regarding the debt securities.
(4)	Approximately one-third of rental expense is deemed representative of the interest factor.